Demotech, Inc.

Demotech, Inc.

Form NRSRO – Annual Certification

March 2023

Exhibit 9

Information Regarding the Designated Compliance Officer

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207 Fax: 614 761-0906
www.demotech.com

Exhibit 9. Certain information regarding Demotech's designated compliance officer.

Name:
W. Burke Coleman

Employment History:
Demotech, Inc.
Dublin, OH
Chief Regulatory and Compliance Counsel/Designated Compliance Officer
July 2020 – Present

Federal Bureau of Investigation
Grand Rapids, MI
Special Agent
May 2016 – June 2020

Demotech, Inc.
Dublin, OH
Legal Counsel & Compliance Manager
January 2012 – April 2016

Self-Employed
Columbus, OH
Attorney
November 2010 – December 2011

Post-secondary Education:
Capital University Law School
Columbus, OH
Juris Doctor, *cum laude*, May 2010

Bowling Green State University
Bowling Green, OH
Bachelor of Arts, *magna cum laude*, May 2007

Whether employed by Demotech full-time or part time:
Full-time